Filed Pursuant to Rule 424(b)(3)

Registration No. 333-164777

CLARION PARTNERS PROPERTY TRUST INC.

SUPPLEMENT NO. 2 DATED JULY 3, 2013

TO THE PROSPECTUS DATED APRIL 30, 2013

This prospectus supplement, or this Supplement No. 2, supplements, and should be read in conjunction with, our prospectus dated April 30, 2013, as supplemented by Supplement No. 1 dated May 15, 2013,  relating to our offering of up to $2,250,000,000 in shares of our common stock. Terms used in this Supplement No. 2 and not otherwise defined herein have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 2 is to disclose, among other things:

•                  the approval by our board of directors of our liquidation and dissolution;

•                  the termination of sales in our offering;

•                  the termination of daily NAV calculations;

•                  the termination of  distributions payments; and

•                  the status of our redemption plan.

Approval of Liquidation and Dissolution by the Board of Directors

On June 28, 2013, our board of directors voted to approve a liquidation and dissolution of the Company and to submit to the stockholders for approval the liquidation and dissolution of the Company pursuant to a Plan of Liquidation.  The Plan of Liquidation must be approved by holders of a majority of our common stock.

The board of directors has scheduled a special meeting of stockholders to vote on the liquidation and dissolution of the Company pursuant to the Plan of Liquidation for on or around August 16, 2013 and has set the close of business on June 28, 2013 as the record date for determining the stockholders entitled to vote at such meeting. We expect to mail proxy materials for the meeting as promptly as practicable after the June 28, 2013 record date. Assuming stockholders approve the liquidation and dissolution pursuant to the Plan of Liquidation at the special meeting, we will pay our remaining liabilities and distribute cash to the stockholders. Clarion Partners LLC, the Company’s sponsor, owns approximately 75% of the outstanding shares of the Company’s common stock, and has stated it will vote for the Plan of Liquidation.

Termination of Sales in Our Offering

In connection with their approval of the liquidation and dissolution of the Company, on June 28, 2013, our board of directors voted to approve the termination of sales of shares of common stock in our offering, effective as of June 28, 2013.

Termination of Daily NAV Calculations

In connection with their approval of the liquidation and dissolution of the Company, on June 28, 2013, our board of directors voted to approve the termination of NAV calculations, effective as of June 28, 2013.

Termination of Distribution Payments

On May 9, 2013, our board of directors authorized and declared cash distributions for the period commencing on April 1, 2013 and ending on June 30, 2013, or the distribution period, for each share of Class A and Class W common stock outstanding as of June 27, 2013. Both distributions were paid on July 1, 2013. Holders of Class W shares received an amount equal to $0.1398 per share, and holders of Class A shares received an amount equal to $0.1334 per share, calculated as $0.1398 per share less the class-specific expenses incurred during the distribution period that are allocable to each Class A share. In connection with their approval of the liquidation and dissolution of the Company, on June 28, 2013, our board of directors voted to approve the termination of future distribution payments.

Share Repurchase Program

Our redemption plan, pursuant to which stockholders may, on a daily basis, request we redeem all or a portion of their common stock, will remain open until July 31, 2013.  The repurchase price at which the Company will redeem each share of common stock will be equal to $10.17, the NAV as of June 28, 2013 per Class A common stock and Class W common stock. Our board of directors has the right to modify or suspend the share redemption plan.